Exhibit (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
 ALPS Series Trust:

We consent to the use of our reports dated December 2, 2016, with respect to the financial statements and financial highlights of Cognios Market Neutral Large Cap Fund, GKE Asian Opportunities Fund, DDJ Opportunistic High Yield Fund, Clarkston Fund and Clarkston Partners Fund (each a series of ALPS Series Trust) and the consolidated financial statements and consolidated financial highlights of Insignia Macro Fund and subsidiary (a series of ALPS Series Trust) incorporated by reference herein and to the reference to our firm under the heading “Financial Highlights” or “Consolidated Financial Highlights” in the Prospectuses and Statements of Additional Information and “Policy Overview” and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

KPMG LLP

Denver, Colorado
 January 27, 2017